                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                                   Amendment No.1*

                      Under the Securities Exchange Act of 1934

                                Telident, Inc.
          -----------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
          -----------------------------------------------------------
                       (Title of Class of Securities)

                                   879931301
          -----------------------------------------------------------
                                (CUSIP Number)

                         Gary S. Kohler, Vice President
                       Okabena Investment Services, Inc.
                              5140 Norwest Center
              90 South Seventh Street, Minneapolis, MN 55402-4139
                                (612) 339-7151
          -----------------------------------------------------------
                (Name, Address and Telephone Number of Person Authorized
                        to receive Notices and Communications)

                                   December 18, 1996
          -----------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 4 pages

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CUSIP No.  879931301

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

Okabena Partnership K, a Minnesota general partnership     41-1642281
-------------------------------------------------------------------------------
 (2)  Check the Appropriate Box if a Member of a Group
                                                 (a)        / /
                                                 (b)        /X/
-------------------------------------------------------------------------------
 (3)  SEC Use Only

-------------------------------------------------------------------------------
 (4)  Source of Funds

         WC
-------------------------------------------------------------------------------
 (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                         / /

         N/A
-------------------------------------------------------------------------------
 (6)  Citizenship or Place of Organization

         Minnesota
-------------------------------------------------------------------------------
Number of Shares               (7)  Sole Voting
 Beneficially Owned                   Power                276,333    shares
 by Each Reporting            -------------------------------------------------
 Person With
                               (8)  Shared Voting
                                      Power                           shares
                              -------------------------------------------------
                               (9)  Sole Dispositive
                                      Power                276,333    shares
                              -------------------------------------------------
                              (10) Shared Dispositive
                                     Power                            shares
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         276,333 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares    / /

         N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

         4.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

         PN




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              This Amendment relates to the Schedule 13D Statement originally filed on August 20, 1996 and amends such Statement to furnish the information set forth herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

              Item 5 is amended and restated as follows:

              (a) and (b). See Schedule 13D cover page, rows (7) through (11) inclusive and (13). The Issuer's Form 10Q-SB filed on November 11, 1996 with the Securities and Exchange Commission indicated that it had 6,154,293 shares of Common Stock outstanding on October 31, 1996.

              (c). The Reporting Person made the following sales on the dates and at the prices set forth below and thereby reduced its beneficial ownership to an amount less than five percent (5%).

         Date of Sale             Shares Sold              Price Per Share
         ------------             -----------              ---------------
           10/23/96                  10,000                $2.375
           10/30/96                  10,000                 2.375
           11/12/96                  10,000                 2.62
           12/17/96                  75,000                 1.86
           12/18/96                  50,000                 1.875
                                    -------
                   TOTAL            155,000


























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                                      SIGNATURE

              After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: December 26, 1996                OKABENA PARTNERSHIP K
                                       By: Okabena Investment Services, Inc.
                                              Its Managing Partner

                                       By:  /s/ Gary S. Kohler
                                            --------------------
                                            Gary S. Kohler, Vice President






































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